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                             December 9, 2021

       Jared Vitemb
       Senior Vice President, General Counsel, Chief Compliance Officer FTS International, Inc.
       777 Main Street, Suite 2900
       Fort Worth, Texas 76102

                                                        Re: FTS International,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 19,
2021
                                                            File No. 001-38382

       Dear Mr. Vitemb:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREM14A filed November 19, 2021

       General

   1. We note that you have entered into an agreement and plan of merger with ProFrac
                                                        Holdings, LLC, by which
your shares will be delisted and deregistered under the
                                                        Exchange Act. We also
note your disclosure that THRC Holdings, LP, an affiliate of
                                                        ProFrac Holdings, LLC,
is the direct beneficial owner of 2,750,000 shares of Class A
                                                        Common Stock, or about
19.6% of your common stock outstanding, which appears your
                                                        single largest
beneficial owner. Given these relationships, please provide your analysis as to why this transaction
is not subject to Rule 13e-3, or file a Schedule 13E-3.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jared Vitemb
FTS International, Inc.
December 9, 2021
Page 2

        Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameJared Vitemb
                                                          Division of
Corporation Finance
Comapany NameFTS International, Inc.
                                                          Office of Energy &
Transportation
December 9, 2021 Page 2
cc:       William L. Taylor
FirstName LastName